Exhibit 3

CONFIDENTIAL

May 26, 2006

WatchGuard Technologies, Inc.
Ed Borey, Chief Executive Officer
505 Fifth Avenue South
Suite 500
Seattle, WA 98104

Dear Ed:

We are providing this non-binding letter of interest in response to the “process letter” we received from Wachovia Securities dated May 12, 2006. As you know, Vector has spent the past several weeks getting to know WatchGuard and the security appliance and UTM markets in which WatchGuard competes.  We have come to greatly appreciate the business that you and your team have built, with its world-class security technology, loyal customer base and extensive partner network.  As one of WatchGuard’s largest shareholders, we have taken a keen interest in these matters and we share your assessment of the company’s potential.

We do, however, also recognize that WatchGuard faces many difficult business challenges. The company is navigating a complicated product transition while facing pressure from larger and better-funded competitors. It is working through a shift in revenue recognition policies, which is likely to create significant downward pressure on near-term revenues.  It requires a major restructuring and reinvigoration of its distribution programs in order to preserve the channel’s viability. The company has also seen the recent departure of several executives.

In addition to these challenges, the company today also faces a host of issues similar to those faced by other microcap companies: limited access to capital markets, high cost of Sarbanes-Oxley compliance, little to no analyst coverage and volatile valuations in the public markets. These issues also impair value to shareholders, have little to do with the core business and are a significant distraction to management.  It is quite clear to us, as both a

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potential buyer and the second largest current shareholder of the company, that WatchGuard needs to make a change.  It is our firm belief that shareholder value is eroded every day WatchGuard stays on its current path. As we have repeatedly said, WatchGuard cannot continue as a stand-alone micro-cap public technology company in the current environment.  We believe, therefore, that the best course for the WatchGuard shareholders is a cash transaction at a meaningful premium.  Such a transaction would provide current shareholders with immediate liquidity while at the same time relieving them of all future operational and market risk.  Our proposal, which is detailed below, satisfies these objectives.

Vector is exclusively focused on transactions just like this and we have a proven track record of success.  In recent years, among other transactions, Vector Capital has successfully completed the acquisitions of Corel and Register.com.  In both instances we delivered a significant premium to shareholders and then worked in partnership with the existing management teams to enhance the value of the business.  We have helped Corel and Register.com divest divisions as well as acquire additional companies.  We have worked to restructure each of their complex, international operations.  Customers of both companies have benefited from being served by focused, stable and profitable companies whose management teams can devote their entire energy to servicing them rather than to burdensome public reporting and regulatory obligations.

We understand that the Board entered into the current process with high expectations.  It now appears, however, that the lengthy process that the company and Wachovia have undertaken has not yielded a firm proposal in the desired range.  While we too, as large shareholders, would have been pleased with higher outcomes, we believe that WatchGuard shareholders now prefer a sale of the company as soon as possible to the highest cash bidder.  We believe that our all-cash proposal represents compelling value in light of the operational and structural challenges and risks faced by the company.

Below are the principal terms of a potential transaction that we believe can be completed expeditiously:

1. Proposed Parties, Purchase Price and Structure.  A newly-formed affiliate of Vector would acquire 100% of the outstanding shares and options of capital stock of WatchGuard for a price of $5.10 in cash. This represents a 35% premium to WatchGuard’s unaffected stock price (based on the opening price of $3.78 on March 14, 2006, the day we resumed our effort to buy stock in the open market in significant volumes). This implies an enterprise value of $108 million based on information contained in the company’s most recent public filings and an assumed minimum net cash balance of $73 million, representing an 86% premium to the company’s unaffected enterprise value.  Subject to final review by legal and tax advisors, we expect to structure the transaction as a statutory merger.

2. Sources of Financing.  Vector would be the sole source of equity capital for the transaction.  Although we also expect to use modest leverage pursuant to commitment letters to be entered into prior to execution of the definitive transaction agreement, our proposal is not contingent on the availability or terms of third-party financing.

3. Approvals.  Other than approval of Vector’s investment committee (comprised of our three investing partners, and which I chair), no other consents or approvals are required.  Our investment committee has already reviewed and preliminarily approved this potential transaction.  Assuming satisfactory completion of confirmatory due diligence, this preliminary approval would be finalized shortly before the execution of mutually-acceptable definitive transaction documents.

4. Regulatory and Third-party Approvals.  Other than HSR and approval of WatchGuard’s board of directors and shareholders, we do not anticipate the need for any regulatory or Third-party approvals to complete a transaction.

5. Consultants and Advisors.  We plan to use O’Melveny & Meyers for legal advice, and are in the process of retaining advisory firms for tax and accounting analysis.  We have worked extensively with such groups and expect that each can complete its work quickly and concurrently.

6. Further Confirmatory Due Diligence.  In making this indication, we have relied heavily on the information and projections in the CIP provided by Wachovia, additional information provided by management, as well as publicly available information.  Should our indication be accepted, we would expect to conduct an expeditious confirmatory due diligence investigation, focusing on: reasonableness of future projections, customer satisfaction and loyalty, relationships with resellers and other channel partners, accuracy of operational metrics presented by management, appropriateness of inventory levels in the channel, soundness of the products and underlying technology, and customary legal and financial diligence.

7. Contact Information.  The following people will serve as your Vector contact for this transaction:

Alex Slusky
Managing Partner
415-293-5000
aslusky@vectorcapital.com

Dominic Ang
Vice President
415-293-5080
dang@vectorcapital.com

8. Exclusive Dealing.  Upon receipt of a countersigned copy of this letter, the following provisions shall be binding on us.   For a period of thirty (30) days from the date of acceptance of this letter, WatchGuard will not, and will cause its officers, directors, shareholders, employees, agents and affiliates not to, directly or indirectly, through any representative or otherwise, solicit or entertain offers from, negotiate with, provide any non-public information to, or in any manner encourage, discuss, accept, consider any proposal of, or enter into any agreement with any other third party relating to (i) the acquisition of WatchGuard, its shares, or its assets or business, in whole or in part, whether through direct purchase, merger, consolidation, sale of shares, or equity investments, including, without limitation, the grant of any license to any intellectual property of WatchGuard other than in the ordinary course of business related to the sale of WatchGuard products and services, (ii) any additional funding or sources of funding for WatchGuard, or (iii) any other business combination. WatchGuard agrees that any such negotiations (other than negotiations with Vector) in progress as of the date of this LOI will be immediately terminated. In no event will WatchGuard accept or enter into an agreement concerning any such third party acquisition transaction during such period. WatchGuard will notify Vector promptly, and in any event within 24 hours, after receipt by WatchGuard (or any of its officers, directors, shareholders, employees, agents or affiliates) of any proposal for, or inquiry respecting, any such third party acquisition transaction involving WatchGuard or any request for information in connection with such a proposal or inquiry, or for access to the properties, books or records of WatchGuard by any third party that informs WatchGuard that it is considering making, or has made, such a proposal or inquiry.  Such notice to Vector will indicate in reasonable detail the identity of the person or entity making such proposal or inquiry and the terms and conditions of such proposal or inquiry.  WatchGuard represents and warrants that it has the legal right to terminate or suspend any such pending negotiations and agrees to indemnify Vector, its representatives and agents from and against any claims by any party to such negotiations based upon or arising out of the discussion or any consummation of the proposed transaction as contemplated by this LOI.

If we have not received a favorable response from you by the close of business on Tuesday, May 30, 2006, we will assume you have no interest in our proposal.

We would be happy to provide further clarification and answer any questions you may have.  It is our hope that you, the board, management, and other shareholders of WatchGuard view this proposal as fair and equitable for both parties and accept our invitation to work together to consummate this transaction.

Sincerely,

VECTOR CAPITAL CORPORATION

/s/ Alex R. Slusky
Alex R. Slusky
Authorized Signatory

Acknowledged and Agreed:

WatchGuard Technologies, Inc.

By:
Ed Borey
Chief Executive Officer